




Josh Luke · 2nd
Founder & CEO of AnyFans
Los Angeles Metropolitan Area · **Contact info**

37 connections

 AnyFans

 University of Southern California

---

Experience


Founder & CEO
AnyFans · Self-employed
Feb 2022 - Present · 2 mos
United States

AnyFans is a multi-media social networking experience with a mobile app, featuring content that is grouped into themed hangout rooms. Each hangout has hosts who propose topics, and also host long form lifestyle vlogs and interviews on a branded YouTube Channel (which will transition to a 2nd App in 2023 called AnyFans ...see more


Associate Faculty
Hope International University · Full-time
Aug 2019 - Feb 2022 · 2 yrs 7 mos
Fullerton, California, United States


Adjunct Faculty
University of Southern California · Freelance
Jan 2015 - Dec 2019 · 5 yrs
Los Angeles, California, United States


Founder, Health Tech Start-up
TRPG/NRPC, Inc. · Full-time
Jan 2013 - Dec 2019 · 7 yrs
Los Angeles, California, United States

Launched a value based care incubator to strategize and partner with emerging technologies in the self-administration vertical, coaching and partnering with founder to integrate healthcare technology into hospitals and post acute facilities.


Executive Faculty
California State University, Long Beach
Mar 2014 - Dec 2014 · 10 mos

Show all 6 experiences →

Education


University of Southern California
Adjunct Faculty


University of Nevada, Reno
Ph.D.


California State University, Fullerton
Master of Arts, Communications

Show all 4 education →